File No. 70-



               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                _________________________________

                   APPLICATION OR DECLARATION
                               ON
                            FORM U-1
               __________________________________

                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
       (Name of company or companies filing this statement
          and addresses of principal executive offices)

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

             G. P. Maloney, Executive Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


       John F. Di Lorenzo, Jr., Associate General Counsel
          AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)


                Jeffrey D. Cross, General Counsel
                       AEP RESOURCES, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
     American Electric Power Company, Inc. ("American"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and AEP Resources, Inc. ("Resources"), a wholly-owned nonutility subsidiary of American, request that the Commission exempt American from the requirements of Rule 53(a)(1) such that American may use the net proceeds of currently and subsequently authorized financings and issue Guarantees (as defined herein) in an aggregate amount at any one time outstanding which, when added to American's direct and indirect aggregate investment in all Exempt Projects (as defined herein), would not at any time exceed American's consolidated retained earnings. American and all of its subsidiaries are collectively referred to herein as the "American System" and American and Resources are sometimes collectively referred to herein as the "Applicants".FN1
FN1  Appalachian Power Company ("APCo"), Columbus Southern
     Power Company ("CSPCo"), Kentucky Power Company ("KPCo"), Kingsport Power Company ("KgpCo"), Indiana Michigan Power Company ("I&M"), Ohio Power Company ("OPCo") and Wheeling Power Company ("WPCo"), electric utility subsidiaries of American (sometimes collectively referred to herein as "Operating Companies").

     A.   History and Nature of Request

     Since 1989, American, directly or indirectly through Resources, has engaged in preliminary development activities related to qualifying cogeneration facilities and qualifying small power production facilities (collectively, "QFs"), as defined under the Public Utility Regulatory Policies Act of 1978, as amended, and the rules thereunder. Since 1994, American, directly or indirectly through Resources, has engaged in preliminary development activities related to exempt wholesale generators ("EWGs"), as defined in Section 32(a) of the 1935 Act ("EWGs"), foreign utility companies ("FUCOs"), as defined in Section 33(a) of the 1935 Act, and other independent power projects which constitute a part of American's integrated electric utility system within the meaning of
Section 2(a)(29)(A) of the 1935 Act.FN2
FN2 EWGs and FUCOs are sometimes referred to herein collectively as "Exempt Projects").

     American is presently authorized under the terms of orders and supplemental orders issued under File No. 70-7622 and File No. 70-8429 (collectively, the "Financing Orders") to finance the above operations of American and Resources and their respective subsidiaries by issuing and selling debt and equity securities and by issuing guarantees of the obligations of certain subsidiaries. American's and Resources' authorizations under the Financing Orders may be summarized as follows:
          (1)  File No. 70-7622
          Pursuant to an order of the Commission dated June 6, 1989 (HCAR No. 24898) and supplemental orders dated October 8, 1993 (HCAR No. 25905) and February 4, 1994 (HCAR No. 25984) with respect to File No. 70-7622, (i) American obtained authorization to invest in Resources up to $7.5 million per year through December 31, 1996 for preliminary development activities related to QFs, EWGs, FUCOs and other power projects and to issue guarantees and assume liabilities of Resources in connection with such development activities, and (ii) Resources obtained authorization to engage in such preliminary development activities, including the investigation of sites, preliminary engineering and licensing activities, acquiring options and rights, contract drafting and negotiation, preparation of proposals and other necessary activities to identify and analyze feasible investment opportunities and to initiate commercialization of a project and to obtain debt financing from unaffiliated third parties. Pursuant to these Orders, American also obtained authorization to make investments in Resources by acquisition of Resources' common stock, capital contributions, open account advances and/or subordinated loans, and to guarantee any debt financing of Resources.
          (2)  File No. 70-8429
          Pursuant to an order of the Commission dated December 22, 1994 (HCAR No. 26200), American and Resources obtained authorization (i) to issue and sell from time to time up to $300 million in debt and/or equity securities through June 30, 1997 to invest in Exempt Projects; (ii) to acquire the securities of one or more companies ("Project Parents") that will directly or indirectly own and hold the securities of one or more Exempt Projects; (iii) for American to guarantee the debt securities and other commitments of Resources; (iv) for American and Resources to guarantee the securities of one or more Project Parents or Exempt Projects; and
(v) for Project Parents to guarantee the securities of their Exempt Projects, in an aggregate amount which together with the securities issued will not exceed $300 million.
          Pursuant to an order of the Commission dated May 10, 1996 (HCAR No. 26516), American and Resources obtained authorization, among other things, (i) to invest in Exempt Projects in an amount up to 50% of American's consolidated retained earnings as determined in accordance with Rule 53(a)(1)(ii) under the 1935 Act for such investments for which there is recourse to American; (ii) to extend through December 31, 2000 the authority granted in the December 22, 1994 Order authorizing (a) the issue and sale of debt and equity securities, (b) the acquisition by Resources and the Project Parents of securities of new Project Parents, and (c) American, Resources and the Project Parents to guarantee securities ("Guarantees"); and (iii) for American to issue and sell up to ten million additional shares of its authorized but unissued common stock or treasury shares.

     B.   Exempt Projects Presently Owned or Under Investigation by
          American

     American's consolidated retained earnings (as defined under Rule 53(a) of the 1935 Act) as of December 31, 1996 were approximately $1.508 billion and, accordingly, its Investment Limit was about $754 million. Although American had aggregate investment of approximately $1 million as of December 31, 1996, in February 1997, it committed approximately $360 million to its investment in Yorkshire Electricity Group plc. In addition, it has $110 million designated for another Exempt Project, of which approximately $11.5 million was invested as of March 13, 1997. American is considering further investment opportunities, some of which would require an "investment" in excess of the approximately $284 million of undesignated Investment Limit.
     (1)  Yorkshire Electricity Group plc
          On February 24, 1997 American and Public Service Company of Colorado ("PSCo"), indirectly through Yorkshire Holdings plc ("Yorkshire Holdings"), announced their intention to commence an offer in the United Kingdom to acquire all of the outstanding share capital of Yorkshire Electricity Group plc ("Yorkshire Electricity") for an aggregate purchase price of approximately $2.4 billion. Yorkshire Electricity, which is a FUCO, serves approximately 2.1 million customers in England. Yorkshire Electricity's distribution territory covers approximately 4,180 square miles of northeast England. It was one of the 12 regional electricity companies created in 1990 by the British government as part of the privatization of the electric utility industry in England and Wales. Yorkshire Electricity is primarily a distribution and supply company, purchasing most of its electricity requirements from third-party generators. After giving effect to the consummation of the purchase of all of the outstanding share capital of Yorkshire Electricity, and the funding of the purchase therefor, American estimates that its "aggregate investment" (as defined under Rule 53 (a) of the Act) in Yorkshire Electricity will be approximately $360 million. The purchase price for the outstanding shares of Yorkshire Electricity will be financed by capital contributions or loans to be made by Yorkshire Holdings' sole shareholder, Yorkshire Power Group Limited, a company organized under the laws of the United Kingdom, whose shareholders are Resources and New Century International, Inc. Yorkshire Power Group Limited arranged for a $1.7 billion credit facility to finance amounts not provided by its shareholders. The credit facility is neither guaranteed by, nor otherwise provides for recourse to, American, Resources or any of American's operating utility subsidiaries.
          American anticipates that Yorkshire Electricity will make an immediate contribution to American's earnings per share. In addition to providing American with a relatively stable source of income in the future, the acquisition of Yorkshire Electricity will enable the grouping of all three companies to:
*    add to the established achievements of Yorkshire
     Electricity's management team. Yorkshire Holdings believes that there are further opportunities in the United Kingdom electricity market which it can assist Yorkshire Electricity in pursuing;
* promote further competition in each of the companies' markets to the benefit of customers;
* share effective best practice initiatives between the three companies across the areas of customer service, cost-to-customer, operational and financial disciplines;
* add proven expertise from American and PSCo in trading, generation, transmission and gas marketing; and
* bring the financial resources and technical marketing awareness of American and PSCo to bear on Yorkshire Electricity's approach to the deregulation of the United Kingdom supply market post-1998.
     (2)  Nanyang General Light Electric Co., Ltd.
          On September 22, 1996, AEP Pushan Power LDC ("AEPP"), a special purpose subsidiary of Resources (formed as a Project Parent under the laws of the Cayman Islands), signed a joint venture agreement together with two local Chinese partners in connection with the formation of the Nanyang General Light Electric Co. Ltd. ("Nanyang"), a cooperative joint venture company formed under the laws of the People's Republic of China.
          Nanyang was established to own, construct, finance and operate a coal-fired electric generating station in Nanyang, Henan Province China, with two units of 125 megawatts each ("Nanyang Project"). On November 4, 1996, Nanyang was granted its business license and its initial Board of Directors meeting was held on November 13-14, 1996. AEPP owns 70% of Nanyang, and special purpose financing companies established by the Henan Electric Power Company ("Henan Electric") and the City of Nanyang, respectively, each own 15%. Under the joint venture agreement, AEPP's total commitment in U.S. dollars will not exceed $110 million. It is anticipated that this commitment will take the form of approximately $40 million as a direct equity investment, and approximately $70 million in the form of a shareholder loan provided from Resources. Henan Electric will construct the Nanyang Project under an engineering, construction and procurement contract, will operate the Nanyang Project under an operating and maintenance contract and will purchase the electric output from the Nanyang Project under a 20 year power purchase contract. These contracts were executed between Nanyang and Henan Electric on November 14, 1996.
          The remaining conditions to the execution of the shareholder loan agreement contained in the joint venture contract were satisfied on February 28, 1997 and a notice to proceed was given to Henan Electric to commence construction on March 10, 1997. Resources had invested approximately $11.5 million as of March 13, 1997. Unit 1 of the Nanyang Project is expected to be operational by June 1999 with Unit 2 following 5 months later.
          (3)  Additional Investments in Exempt Projects
          Although American is considering additional investments in Exempt Projects, its ability to invest in additional projects is restricted by the approximately $284 million that it has available. Several of the opportunities would by themselves require an investment in excess of the remaining Investment Limit.
          For example, several United States utilities have announced plans to sell significant amounts of generation. New England Electric System has agreed to sell or spin off more than 4,000 megawatts of fossil fuel and hydroelectric generation valued at about $1.2 billion. Southern California Edison also plans to auction 10,000 megawatts of oil and gas fired generation beginning in the summer of 1997.

     C.   Risk Profile of American's Investments in Exempt Projects

     Investments in independent power production facilities and foreign utility systems involve a variety of risks that are not necessarily present in the traditional, regulated, electric utility industry. The Applicants have established comprehensive procedures to identify and address (i.e., limit and/or mitigate) these risks.
          (1)  The Project Review Process
          Every potential project investment opportunity developed by Resources is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of Resources' strategic plans which survey independent power opportunities domestically and throughout the world and provide a variety of tools to assist in the evaluation of risks. These plans, which are updated periodically, lead to the identification of projects and countries where Resources intends to pursue project development efforts. The plans also lead to the development of budgeted levels of expenditure on foreign development activities. This careful planning and budgeting process helps to mitigate an important risk of the independent power business: the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.
          Before American makes any investment in a foreign country, an analysis of that opportunity, including the specific country risk, is presented first to the executive management group at Resources, then to the board of directors of Resources, the Finance Committee of American's board of directors, and finally to American's board of directors. The analysis includes a review of the political and economic stability of the particular country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities, the local business support for long-term investment of private capital, the economic viability of the project, the technology and fuel supply, the environmental impact, the currency conversion and repatriation and the potential for future partial sales of the investment interest to other investors. The board of directors of both American and Resources must approve investments in any foreign country.
          Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Resources with functional oversight over the relevant risk factor subject matter.
          Finally, every project is subjected to increasing levels of management review. Depending on the amount of American's projected financial exposure to a particular project, the proposed investment must be approved successively by the entire executive management group of Resources, the board of directors of Resources, the Finance Committee of American's board of directors, and the board of directors of American.
          Significantly, the final project review process, in most cases, is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing on a non-recourse basis, since repayment of that debt will depend solely upon the success of the project. Project debt maturities are frequently long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Project debt documents customarily require the establishment of plant overhaul or utility system maintenance, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies.
          (2) Risk Mitigation of Independent Power Projects and Foreign Utility Investments
          Resources carefully evaluates the potential risks of an independent power project or foreign utility system before American's funds are committed.
               (a) Operating risks. Resources has focused its project development efforts on projects using fuel technologies with which the American System has existing competencies in generation, transmission and distribution. Due diligence of operating assumptions is carried out by Resources' engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in the price of fuel is typically passed through to the purchaser of electricity under the negotiated terms of a long-term power sales agreement. Other operating risks can be covered by equipment warranties and by casualty, business interruption and other forms of insurance. If Resources or one of its affiliates is responsible for the operations of an Exempt Project, the operating risk will be further reduced.
               (b) Construction risks. Construction risks are commonly addressed under fixed-price contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The credit-worthiness and "track record" of the construction contractor is a very important consideration in this regard. In those cases where Resources or its respective affiliate serves as its own general construction contractor, it looks to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.
               (c) Commercial risks. Many independent power projects rely on the "off-take" commitment of a single power purchaser, normally the local utility company, to eliminate all or most of the risk of variation in revenues. In such cases, Resources makes an assessment of the credit-worthiness of the power purchaser over the life of the project and/or seeks to have a contingency plan in the event of off-take defaults.
               In competitive power markets outside the United States, long-term off-take contracts are not always available and electricity prices may be determined by supply and demand. Resources conducts extensive investigations of the electricity markets in these environments to ensure the viability of long-term demand. Resources seeks projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus providing that the project will be a competitive supplier.
               (d) Financial risks. Resources addresses the financial risks of its projects in a variety of ways. First and foremost, Resources seeks to secure the maximum amount of permanent debt financing for such projects that is available at reasonable cost and that is, by its express terms, non-recourse to American or any associate company (other than the Exempt Projects or Project Parents). This means that the non-recourse debt of each project or foreign utility system is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from American. This method of financing ensures that American's exposure to any independent power project is limited to the amount of its equity commitment and that the Operating Companies and their customers bear no risk of a project's failure or financial distress. From time to time, American may agree to provide Guarantees in connection with Exempt Project financings, but these financial supports will be carefully monitored and treated as a part of American's equity commitment for regulatory reporting purposes. To date, American has not issued any such Guarantee with respect to an investment in an Exempt Project.
               In addition to the non-recourse nature of most project debt financing, project debt is carefully structured to meet, or match, the characteristics of the particular project. For example, when the value of a project depends on a long-term, fixed-price, off-take contract (i.e., a power purchase contract), the project debt is often designed to be of a similar term, with scheduled debt payments covered by fixed charges (usually the capacity payment component in the contract). On the other hand, where there is no long-term, fixed source of revenue, the percentage of non-recourse debt financing should be smaller, so that financial risk is not increased by excessive debt levels. Thus, while Resources' projects with long-term off-take contracts may have debt capitalization levels in the 70% to 80% range, Resources' other projects are anticipated to be leveraged at levels similar to those of United States regulated utilities, in the 50% to 60% range.
               Another financing risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed to but before financial closing, Resources is also exposed to interest rate variability. This risk can be (and will be, upon approval of the Treasurer of Resources, as described in the next sentence) mitigated by purchasing financial instruments which provide hedges against interest rate volatility. The Treasurer and the financial staff of Resources are responsible for reviewing, analyzing and comparing the costs of such financial instruments and the perceived interest rate risk, for approving the purchase of such financial instruments when the cost of the perceived risk exceeds the costs associated with the financial instrument and for monitoring the use of these instruments to ensure they are used properly.
               (e) Foreign currency exchange risk. There are several ways in which Resources may address the foreign currency exchange risk element, depending on the status of the host country. In countries which do not have a history of stability in the management of their exchange policy, part or all of the revenue from a project may be payable in or indexed to hard currency (almost invariably U.S. dollars), as is presently the case with the Nanyang Project. Back-up guarantees or other undertakings by the central government may be available to ensure that the U.S. dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.
               In other cases (Yorkshire Holdings for example), the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income. In more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment.
               (f) Legal risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.
               In addition to the specific risks mentioned above, investment outside the United States can entail country-specific risks related to political or economic performance. As indicated above, Resources evaluates country risk at the outset of any project development effort and attempts to mitigate this risk through a number of measures. Most important, the country review process described above ensures that the political and economic stability of any country has been reviewed at several levels up to and including American's board of directors before any investment occurs. The country analysis also focuses specifically on the country's electric sector and on the government's support for private ownership in that sector.
               At the outset of development work in a foreign country, Resources seeks local partners who are experienced in doing business in the host country. Local partners are a very important element in reducing the risk of future expropriation or unfair regulatory treatment. Another mitigating factor is the participation of official or multilateral agencies in a project. When funds for the project are supplied by government-sponsored export credit agencies or other governments or institutions such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions which would harm a project's viability.
               Most political risk can be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the Multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even "creeping" nationalization brought about by punitive regulation. American analyzes the perceived risk and its costs and compares that with the cost of obtaining such insurance and, when such costs associated with such risks exceed the costs of insurance coverage therefor, American plans to procure such insurance.
               (g) Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, American's fundamental view is that the best long-term approach to managing the risk of investing in the independent power business and foreign utility systems is through diversifying both the type and the location of projects. American recognizes that the risk inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, American is committed to diversifying its investments across countries and regions of the world. American's strategy has been focused on investment opportunities in North America (outside the core regulated business of American), Europe, Latin America, Australia and Asia. American plans to make investments in Exempt Projects to diversify its portfolio of Exempt Projects by country, project type and stage of development.
               Regional diversification is important since historically economic and political instability tends to involve multiple countries in a region. Accordingly, American's board of directors may set limits on investment in specific countries which vary according to an assessment of the country's stability.
               Another element of American's diversification policy is to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems. Greenfield projects involve development and construction of completely new electric facilities, principally generating stations, which present a higher degree of risk due to the length of such development and construction. Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to American because they generally produce higher rates of return on investment than investments in existing assets and because they lay the foundation for continued earnings growth for American in the future.
               To balance these greenfield project development efforts, American's development efforts target assets to be purchased that are already in operation, either from existing private owners or through privatizations. These acquisitions reduce the risk of American's overall business by producing near-term earnings without significant development or construction risk.
               The result of this balanced portfolio strategy is that American will not be dependent on any single country, regulatory environment or type of asset for its earnings from independent power projects and foreign utility investments.
          (3) Application of Review Process and Risk Factors to Specific Investment Decisions
          American's acquisition activity in China provides an illustration of the review process and risk analysis outlined above.
          The Nanyang Project was developed and executed by a Resources team with several years' experience in the China electricity market. In September of 1994, Resources was invited to visit Northeast China in connection with a potential development opportunity of a large coal-fired power project. Although those meetings have not yet led to a project there, it did enable Resources' personnel to meet with numerous senior central and provincial level government officials throughout China and to send engineering teams to visit various Chinese design and manufacturing facilities. The Nanyang Project arose as an opportunity from these various contacts.
          Once the preliminary terms of the Nanyang Project were discussed with the Chinese parties, including affiliates of the Henan Electric and the City of Nanyang in July 1995, senior management of Resources discussed this matter with the Finance Committee of American's board of directors. This Committee set working parameters as to the conditions for making this investment into China including the maximum dollar commitment for the Nanyang Project. Resources then entered into a series of negotiations with Henan Electric and the City of Nanyang over the next 14 months leading to the signing of the Joint Venture Contract in September 1996.
          In addition to providing equity capital, Resources, through an affiliate, will also provide debt financing. It is the intent of Resources to refinance the loan as soon as the commercial bank lending market will provide such funding. To facilitate this, the Nanyang Project documentation is in a form Resources believes will be acceptable for an international project financing.

     D.   Potential Investments in Additional Exempt Projects

     Resources is presently investigating, alone and in conjunction with others, investment opportunities in domestic and foreign power projects and existing foreign utility systems. Most of these ventures should qualify as either EWGs or FUCOs. In particular, several foreign countries are now privatizing state-owned utility systems. Other countries are promoting private investment to construct, own and operate generating plants. Several domestic utilities have indicated that they intend to sell generation assets in the near future.
     American intends to make substantial investments in Exempt Projects, primarily for the following reasons:
          (1) Present projections indicate that the Operating Companies other than APCo and KPCo will continue to fund their operations and their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings for the next five years. In 1996 American made equity infusions in APCo and KPCo totaling $80 million and expects to make additional equity contributions of up to $215 million by 2000. After 1996, American forecasts that these capital investments will be funded through American's retained earnings and other sources, including short-term debt and new common equity of American. Thus, acquisitions of Exempt Projects present American with the opportunity to continue to grow through reinvestment of retained earnings not used for capital infusions in an industry sector in which American has decades of experience, while at the same time diversifying overall asset risk. Because American's intended portfolio will be diversified by region and operating assets, have an increased potential for revenue growth and be less susceptible to adverse effects from any one particular market, American believes that its investments in Exempt Projects will give the American System a larger and more diversified base for raising equity capital in the event that one or more of the Operating Companies requires additional equity capital. Investments in Exempt Projects will help the American System remain competitive as competition increases in the United States electric utility industry and its investments in Exempt Projects will not have a negative effect on its ability to make any additional equity investments in the Operating Companies that may be required in the future.
          (2) American, directly or through Resources, is purposely pursuing investments in utility systems in geographical regions, such as Australia and Europe, which have moved much further than the United States towards deregulation and full competition in both wholesale and retail electricity markets. American believes that the creation and maintenance of value for its shareholders will depend on its ability to successfully operate its core business in the United States as that business becomes subject to increasing competition. American's experience in markets that are already largely deregulated will be critical to the long-term success of its core business. Moreover, the lessons learned from these markets provide American with insights about the market structures that produce efficient and equitable results for consumers and shareholders. These insights will allow American to play a role in shaping the evolution of the electric sector of the United States.

     E.   Proposed Increase in Financing of Exempt Projects

     For the reasons stated above, American and Resources hereby requests that the Commission exempt American and Resources from the requirements of Rule 53(a)(1) under the 1935 Act such that American and Resources may use the net proceeds from the issuance of recourse debt and equity securities and issue Guarantees, each in accordance with and upon the terms of the Financing Orders, in an aggregate amount at any time outstanding which, when added to American's direct and indirect aggregate investment in all Exempt Projects, would not at any time exceed American's consolidated retained earnings. Based on the $360 million of investment in Yorkshire Electricity and the $110 million designated for the Nanyang Project and American's consolidated retained earnings as of December 31, 1996 (approximately $1.508 billion), such limitation would allow financing of investments in additional Exempt Projects of approximately $1.038 billion. The authority requested herein will be sufficient to enable American to make investments in all Exempt Projects it is presently developing, as well as in Exempt Projects that are under investigation at present or that arise in the future.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES

     No fees, commissions or expenses, other than expenses estimated not to exceed $20,000 to be billed at cost by American
Electric Power Service Corporation, are to be paid by the Applicants or any associate company in connection with the proposed transaction.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS

     The proposal herein is subject to Sections 6(a), 7, 12(b), 32 and 33 of the 1935 Act and Rules 45, 53 and 54 thereunder. Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make certain adverse findings under Sections 7 and 12 of the 1935 Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guarantee the securities of any EWG. Giving effect to the proposals contained herein, American will satisfy all of the conditions of Rule 53(a) except for clause (1) thereof, since American is proposing herein that American's aggregate investment may exceed 50% of American's consolidated retained earnings. None of the conditions specified in Rule 53(b) is or will be applicable.
     Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, a registered holding company that is unable to satisfy the requirements of paragraph (a) or (b) of Rule 53 must "affirmatively demonstrate" that such proposal:
     (a) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and
     (b) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     The Commission has performed an analysis of the requirements of Rule 53(c) with respect to an application-declaration filed by The Southern Company ("Southern") in File No. 70-8725 and by Central and South West Corporation ("CSW") in File No. 70-8809. In these application-declarations, Southern and CSW sought almost identical authority to the authority sought by the Applicants hereunder, namely relief from the safe-harbor requirements of Rule 53(a)(1) to allow investments in Exempt Projects in an amount not to exceed its consolidated retained earnings. The Commission granted such authority by issuing its orders making such application-declarations effective on April 1, 1996 (HCAR No. 26501) (the "Southern Order") and January 24, 1997 (HCAR No. 26653) (the "CSW Order"). In those orders, the Commission found that Southern and CSW had demonstrated successfully, through the use of certain financial indicators, that investing in Exempt Projects in an amount not to exceed their consolidated retained earnings would not have a substantial adverse impact on the financial integrity of its system. A comparison with American of those financial indicators used by Southern and CSW, considering the size and market position of American relative to Southern and CSW, demonstrates that the financial integrity of the American System is substantially similar to the financial integrity of the Southern and CSW systems. Thus, this Application-Declaration, which seeks substantially the same authority (for American to invest in Exempt Projects in an aggregate amount not to exceed its consolidated retained earnings), is consistent with the rationale of, and the conclusions reached by the Commission in, the Southern and CSW Orders.
     American addresses each of the requirements of Rule 53(c) as follows:
          (1) The use of proceeds from the issuance of debt and equity securities of American to make investments in EWGs (as well as in FUCOs), and the issuance of, or provision for, Guarantees in connection therewith by American, in amounts of up to American's consolidated retained earnings will not have a "substantial adverse impact" on the financial integrity of the American System.
          The lack of any "substantial adverse impact" on American's financial integrity as a result of increased levels of investments in Exempt Projects can be demonstrated in several ways, including by analyses of historic trends in American's consolidated capitalization ratios and retained earnings and the market view of American's securities. Consideration of these and other relevant factors supports the conclusion that the issuance of securities and Guarantees by American to finance investments in Exempt Projects exceeding the 50% consolidated retained earnings limitation in Rule 53(a)(1) will not have any "substantial adverse impact" on the financial integrity of the American System.
          American has a low-cost core electric utility business and is developing an international presence and other diversified businesses that will provide benefits to its core utility business, as well as enhance the potential for substantial long-term earnings growth. American's consolidated retained earnings have grown on average approximately 5% per year over each of the previous two years. American's consolidated capitalization and interest coverage ratios are within industry ranges for A-/BBB+ rated companies. After announcement of the offer to acquire Yorkshire Electricity, the rating agencies reaffirmed these ratings.
Finally, the market's assessment of American's prospect for future growth and earnings compares favorably to other electric utility companies and its dividend payout ratio is improving.
               (a) Aggregate investments in Exempt Projects in amounts up to 100% of American's consolidated retained earnings, which were $1.508 billion as of December 31, 1996, would still represent a relatively small commitment of capital for a company the size of American, based on various key financial ratios at December 31, 1996. For example, investments of this amount would be equal to only 15.2% of American's total capitalization ($9.9 billion), 13.2% of consolidated net utility plant ($11.4 billion), 9.5% of total consolidated assets ($15.9 billion), and 19.6% of the market value of American's outstanding common stock ($7.7 billion). Such percentages are lower than those of Southern as of December 31, 1995 (16.3%, 15.4%, 11.0% and 20.4%, respectively) and those of
CSW as of June 30, 1995 (23%, 23%, 14% and 31%, respectively) described by the Commission in their Orders as "a relatively small commitment of capital".
               (b) American's consolidated retained earnings have grown on average approximately 5% per year over each of the previous two years. Consolidated retained earnings increased $56 million from 1993 to 1994, a 4.4% increase; by $84 million during 1995, a 6.3% increase; and by $138 million during 1996, a 9.8% increase.
               (c) The market's assessment of American's future growth and earnings also compares favorably to other electric utility issuers in the 1994 to present time frame. This can be shown by comparison of price-earnings and market-to-book ratios, both of which show a significant strengthening when compared with the electric utility industry average in that period. These measures indicate investor confidence in American's ability to deliver shareholder value.
                            1992    1993    1994    1995    1996

P/E Ratio:
American                    13.0    13.7    12.1    14.2    13.1
Electric IndustryFN3        14.8    15.1    11.8    12.0

FN3  Source: Historical - Compustat Electric Utilities
     Database; Current - Utility Focus, Regulatory Research
     Associates, Inc., August 1995.

Market-to-Book Ratio:
American                    144%    168%    144%    174%    170%
Electric IndustryFN4        160%    161%    133%    137%

FN4  Source: Historical - Compustat Electric Utilities
     Database; Current - Utility Focus, Regulatory Research
     Associates, Inc., August 1995.

               (d) In recent years, American's dividend payout ratio (percentage of earnings paid out in dividends), has been slightly above the electric utility industry average, but has been improving.
                            1992    1993    1994    1995    1996

American Payout Ratio %:    94.6    88.8*   88.6    84.1    76.5
Electric Industry %FN5      84.3    78.6    81.4    76.0


*    Restated to eliminate the write off of the Zimmer Generating
     Station.

FN5  Source: Historical - Compustat Electric Utilities
     Database; 1995 - Merrill Lynch & Co., Utility Data
     Sheet, December 29, 1995 (for projected 12 months ended
     December 31, 1995.)


               (e)  None of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any American associate company; (2) American's consolidated retained earnings, as previously indicated, have increased in recent years; and (3) American has never reported an "operating loss" attributable to its Exempt Projects. SFAS 121 requires a listing of all assets of a utility that a company plans to write down and take as a loss. American presently has no assets listed pursuant to SFAS 121. Based on American's current knowledge, no assets with respect to any Exempt Project presently owned (directly or indirectly) by American are expected to be placed on such list pursuant to SFAS 121. Finally, no associate Exempt Project has ever defaulted under the terms of any financing document. None of the circumstances described in Rule 53(b) has occurred. American undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) occurs during the authorization period.
               (f)  Numerous financial indicators show the
financial strength of American. For example, American's earnings per share and return on equity were $3.14 and 13.3%, respectively, for the year ended 1996 and $2.85 and 12.4%, respectively, for the year ended 1995.
          (2) The proposed increased use of financing proceeds to invest in Exempt Projects will not have an "adverse impact" on any of American's Operating Companies, their respective customers, or on the ability of the seven State commissions having jurisdiction over one or more such Operating Companies to protect such Operating Companies or such customers.
          The conclusion that the Operating Companies and their customers will not be adversely impacted by increased levels of investment by American in Exempt Projects is well supported by (i) analyses of the Operating Companies' financial integrity (including ability of the Operating Companies to issue senior securities);
(ii) the modest need for equity capital from American foreseen for the next five years (as discussed in Subsection (2)(c) of this Item
3); (iii) continuing compliance with other applicable requirements of Rule 53(a); and (iv) the proven effectiveness of State commission oversight together with the affirmation by the State commissions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia that they have authority and jurisdiction, and will exercise such authority, to protect ratepayers in their respective state from any adverse impact. The State commissions can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to foreign investments or EWGs. Therefore, the States have the authority and the mechanism to prohibit any adverse effects on the cost of capital due to investments in Exempt Projects from being passed on to ratepayers. American has complied and will continue to comply with the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.
               (a)  All of American's investments in Exempt
Projects are, and in the future should remain, segregated from the Operating Companies. The Operating Companies are, and are currently expected in the future to remain, insulated from the direct effects of investments by American in Exempt Projects. No Operating Company owes indebtedness or has extended credit or sold or pledged its assets directly or indirectly to any Exempt Project in which American owns any interest, no Operating Company intends to do so in the future, and any losses that may be incurred by such Exempt Projects would have no effect on domestic rates of any Operating Company (because of the Applicants' undertaking not to seek recovery in rates).FN6 American represents that it will not seek recovery through higher rates to the Operating Companies' utility customers in order to compensate American for any possible losses that it may sustain on investments in Exempt Projects or for any inadequate returns on such investments.
FN6 It should be noted that Section 33(f), with a minor exception, prohibits State regulated public utilities from financing investments in FUCOs, and Section 33(g) prohibits outright any pledge or encumbrance of utility assets by a State regulated public utility for the benefit of any associate FUCO.
               (b) Debt (including short-term debt) ratios of the major Operating Companies are consistent with industry averages for A/BBB+ rated electric utilities. The current industry average for BBB+ electric utilities is approximately 50%.FN7
FN7  Source: Moody's Investors Services.


Debt as % of Capitalization   1992    1993    1994    1995    1996

APCo                           52%     51%     53%     53%     53%
CSPCo                          55%     58%     55%     57%     55%
I&M                            52%     49%     48%     48%     47%
KPCo                           58%     60%     60%     59%     59%
OPCo                           48%     45%     44%     46%     42%

Due to a reduction in debt ratios attributable largely to projected growth in retained earnings, debt ratios of the Operating Companies should steadily decline, moving from an average of 51% in 1996 to 49% by the year 2000.
               (c) Additional investments in Exempt Projects will not have any negative impact on the Operating Companies' ability to fund operations and growth. Present projections indicate that the Operating Companies other than APCo and KPCo will continue to fund substantially all of their construction expenditures from internal sources of cash and from sales of senior securities and other borrowings for the next five years. American anticipates making equity infusions in APCo and KPCo of up to $215 million by 2000. Based on these projections, the Operating Companies will be able to fund their operations and growth and still improve their debt ratios as indicated above.
               Operating Companies - Construction Expenditures: actual (1992-1996) and projected (1997) expenditures, including Allowance for Funds Used During Construction ($million):
              1992    1993    1994    1995    1996    1997
               629     628     642     601     578     672


Percent internally generated:

               1992   1993    1994    1995    1996
                63%   139%     83%    101%    142%


American presently estimates that, for the five year period of 1997-2001, the estimated cash flow from operations will be sufficient to fund aggregate projected construction expenditures.
               (d) The major Operating Companies' ability to issue debt and equity securities in the future depends upon earnings coverages at the time such securities are issued; that is, they must comply with certain coverage requirements designated in their mortgage bond indentures. The Operating Companies should have more than adequate earnings coverages for financing requirements in the foreseeable future.FN8
FN8  1996 indenture earnings coverages for the Operating
     Companies range from about 3.22 to 6.66, in each case well above the required coverages of 2x.

               (e) The major Operating Companies' coverages have generally been within the A and BBB+ ranges set by the major rating agencies in recent years. The Operating Companies continue to show adequate financial statistics as measured by the rating agencies (pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures). Based on currently available public information from the ratings agencies, American believes there has been no adverse effect on the financial ratings of the Operating Companies as a result of American's investments in Exempt Projects.

S&P Rating:                   1992    1993    1994    1995    1996

APCo                          A-      A-      A-      A-      A-
CSPCo                         BBB     BBB+    BBB+    A-      A-
I&M                           BBB+    BBB+    BBB+    BBB+    BBB+
KPCo                          BBB+    BBB+    BBB+    BBB+    BBB+
OPCo                          A-      A-      A-      A-      A-


Moody's Rating:               1992    1993    1994    1995    1996

APCo                          A2      A2      A2      A2      A3
CSPCo                         Baa2    Baa2    Baa2    Baa1    A3
I&M                           Baa1    Baa1    Baa1    Baa1    Baa1
KPCo                          Baa1    Baa1    Baa1    Baa1    Baa1
OPCo                          A3      A3      A3      A3      A3


Duff & Phelps Rating:         1992    1993    1994    1995    1996

APCo                          A       A       A       A       A
CSPCo                         BBB     BBB     BBB+    BBB+    A-
I&M                           BBB     BBB     BBB+    BBB+    BBB+
KPCo                          BBB+    BBB+    BBB     BBB     BBB
OPCo                          A       A       A       A       A


After announcement of the offer to acquire Yorkshire Electricity, management met with the rating agencies and they have reaffirmed the above long-term debt ratings of the Operating Companies.
                    In addition, the rating agencies consider the Operating Companies to have relatively favorable competitive positions, with Standard & Poor's ranking them "somewhat above average" business position. See Standard & Poor's Global Sector Review, November 1996. Fitch Investors Service's Competitive Indicator scores for the Companies are 2.30, 2.38, 2.65, 2.60 and
2.45 for APCo, CSPCo, I&M, KPCo and OPCo, respectively, relatively favorable as compared to the average score of 2.73. See Fitch Report on American Electric Power, October 14, 1996. (A lower score indicating relatively less vulnerability to competition.)
               (f) American has complied and will continue to comply with the requirements of Rule 53(a)(2) regarding preparation of and making available books and records and financial reports regarding Exempt Projects.
               (g) American has complied and will continue to comply with the requirements of Rule 53(a)(3) regarding the limitation on the use of Operating Company employees in connection with providing services to Exempt Projects. Increased levels of investment in Exempt Projects are not anticipated to have any impact on utilization of Operating Company employees. The Operating Companies have not and will not increase staffing levels or acquire other resources to support the operations of Exempt Projects. Project development, management and home office support functions for the Exempt Projects are largely performed by American Electric Power Service Corporation, and by outside consultants (e.g., engineers, investment advisors, accountants and attorneys) engaged by Resources. Accordingly, Resources' need for the support of personnel provided by the Operating Companies has been and is expected to remain relatively modest.
               (h) In the opinion of American and Resources, the seven State commissions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia having jurisdiction over the Operating Companies are able to protect utility customers within their respective states. The State commissions have not raised objections to American's current investments in Exempt Projects.FN9 To provide the Commission with added assurances, American met with each of the State commissions having jurisdiction over the Operating Companies and requested each to provide the Commission with a letter certifying that such State Commission has jurisdiction over certain Operating Companies and that such State commission will protect ratepayers from any adverse effect or costs that might result from American's investments in Exempt Projects. FN9 Section 33(c) (2) provides that the State commissions may make recommendations to the Commission regarding a registered holding company's relationship to FUCOs, and that the Commission shall "reasonably and fully consider" such recommendations.

          American and its affiliates have been subjected to numerous audits by this Commission and the Federal Energy Regulatory Commission, and it is assumed both staffs will participate in future audits. Audits by the Commission have not raised "significant" questions. Rule 54 provides that the Commission, in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an Exempt Project, or other transactions by such registered holding company or its subsidiary other than with respect to Exempt Projects, shall not consider the effect of the capitalization or earnings of any subsidiary which is an Exempt Project upon the registered holding company system if the provisions of Rule 53(a), (b) and (c) are satisfied. If the transactions contemplated hereby are consummated and American's aggregate investment in Exempt Projects exceeds 50% of its consolidated retained earnings, the provisions of Rule 53(a) will not be satisfied. The Applicants have included in this Application-Declaration certain reporting requirements that are intended to enable the Commission to monitor the impact of the transactions for which authority is sought hereby. The Applicants believe that such reporting requirements will assist the Commission in its determinations concerning the effect of Exempt Projects on other transactions for which American will require authorization.

ITEM 4.   REGULATORY APPROVAL

     The issuance and sale of securities by American and the use of the proceeds thereof to acquire or guarantee the securities of any Exempt Project are not subject to the jurisdiction of any State commission or of any federal commission other than this Commission. American has complied with the requirements of Rule 53(a)(4) by submitting a copy of this Application-Declaration to the public utility commissions in Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia and West Virginia. American and the Operating Companies have discussed the request for further investment authority set forth in this Application-Declaration with each of the seven State commissions having jurisdiction over one or more such Operating Companies.

ITEM 5.   PROCEDURE

     It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting, and permitting to become effective this Application-Declaration be issued on or before June 30, 1997. American waives any recommended decision by a hearing officer of or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. American consents to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application-Declaration.
     American proposes to file, within 60 days after the end of the applicable quarter, a quarterly report pursuant to Rule 24, commencing with the report for the quarter ending March 31, 1997, which contains the following information:
          (i) a computation in accordance with Rule 53(a) (as modified by the Commission's order in this proceeding) of American's aggregate investment in all Exempt Projects;
          (ii) American's cumulative aggregate investment in all Exempt Projects expressed as a percentage of total capitalization, net utility plant, total consolidated assets and market value of common equity, all as of the end of such quarter;
          (iii) Consolidated capitalization ratios as of the end of such quarter, with consolidated debt to be inclusive of all short-term debt and non-recourse debt of Exempt Projects to the extent normally consolidated under applicable financial reporting rules;
          (iv) The market-to-book ratio of American's common stock at the end of such quarter;
          (v) An analysis of the growth in consolidated retained earnings which segregates earnings growth attributable to Exempt Projects as a whole versus all other subsidiaries of American; and
          (vi) A breakdown in revenues and net income of each of the Exempt Projects for the 12-months then ended.
     American proposes to file a single report under Rule 24 which combines the foregoing information with the information required pursuant to Rule 24 in File No. 70-8429 (HCAR No. 26200, dated December 22, 1994, and HCAR No. 26516, May 10, 1996).

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS

          Exhibit A -    Correspondence from State Commissions (to
                         be filed by amendment)

          Exhibit G -    Proposed Notice


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS

     It is believed that the proposed transactions will not have any environmental effects which would require an environmental impact statement under Section 102(c)(2) of the National Environmental Policy Act. No other federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.

                            SIGNATURE

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.
                    AEP RESOURCES, INC.


                    By_/s/ A. A. Pena___________________
                                Treasurer


Dated:  March 14, 1997



                                                        Exhibit G


                    UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /             , 1997


_________________________________________
                                          :
In the Matter of                          :
                                          :
AMERICAN ELECTRIC POWER COMPANY, INC.     :
AEP RESOURCES, INC.                       :
1 Riverside Plaza                         :
Columbus, Ohio 43215                      :
                                          :
(70-    )                                 :
__________________________________________:


NOTICE OF PROPOSED FINANCING OF POWER PROJECTS

American Electric Power Company, Inc. ("American"), a registered holding company, and AEP Resources, Inc. ("Resources"), a subsidiary of American, (American and Resources sometimes hereinafter collectively referred to as the "Applicants") have filed with the Commission an Application or Declaration pursuant to the Public Utility Holding Company Act of 1935 (the "Act"), designating Sections 6(a), 7, 9(a), 12(b), 32 and 33 and Rules 45, 53 and 54 promulgated thereunder as applicable the proposed transactions.

American, through its direct and indirect subsidiaries, is engaged in development activities (including preliminary studies, research, investigation and consulting) pertaining to independent power facilities, including, among other things, exempt wholesale generators ("EWGs") as defined in Section 32 of the Act, and foreign utility companies ("FUCOs"), as defined in Section 33 of the Act.

American is currently authorized under the terms of the orders and supplemental orders (collectively, the "Financing Orders") to finance these activates by issuing and selling debt and equity securities and by issuing guarantees of the obligations of certain subsidiaries. (With respect to File No. 70-7622, see HCAR No. 24898, June 6, 1989; HCAR No. 25905, October 8, 1993; HCAR No.
25984, February 4, 1994. With respect to File No. 70-8429, see HCAR No. 26200, December 22, 1994 and HCAR No. 26516, May 10, 1996.)

Under the terms of the Financing Orders, American, among other things, may use the proceeds of common stock sales and borrowings to finance the acquisition of the securities of, or other interests in, one or more EWGs or FUCOs, as defined in Sections 32 and 33 of the Act, and may issue guarantees of the obligations of such entities, provided that the sum of the guarantees at any time outstanding and the net proceeds of common stock sales and borrowings by American that at any time may be used by American to fund investments in EWGs or FUCOs shall not, when added to American's "aggregate investment" (as defined in Rule 53(a) under the Act) in all EWGs and FUCOs, exceed 50% of American's "consolidated retained earnings" (as defined in Rule 53(a)). This investment limitation is consistent with the investment limitation contained in Rule 53(a)(1).

Applicants request that the Commission modify this limitation, and exempt them from the requirements or Rule 53(a)(1), to permit American to use the net proceeds of common stock sales and borrowings to acquire, directly or indirectly, the securities of, or other interests in, EWGs and FUCOs, and to issue guarantees of the obligations of such entities (all as authorized by and in accordance with the terms of the Financing Orders) in an aggregate amount that, when added to American's direct and indirect "aggregate investments", as defined, in all EWGs and FUCOs, would not at any time exceed 100% of American's "consolidated retained earnings", as defined. Although American had aggregate investments in EWGs and FUCOs of approximately $1 million as of December 31, 1996, in February 1997, American committed approximately $360 million to its investment in Yorkshire Electricity Group plc. In addition, American has designated $110 million for another FUCO, of which approximately $11.5 million has been invested as of March 13, 1997. Based on the $360 million of investment in Yorkshire Electricity, the $110 million of investment in another FUCO, and American's consolidated retained earnings as of December 31, 1996 (approximately $1.508 billion), increasing this limitation as Applicants propose would allow financing of additional investments in EWGs and FUCOs of approximately $1.038 billion.

Applicants state that American is committed to making additional investments in EWGs and FUCOs, primarily because (1) in the near term there is projected to be little need for American to make new equity investment in any of its Utility Subsidiaries; (2) acquisitions of EWGs and FUCOs give American the opportunity to continue to grow in an industry sector that American has decades of experience in, while at the same time diversifying overall asset risk; and (3) American has purposely invested in utility systems in foreign countries where deregulation of and competition in retail and wholesale electricity markets is more fully developed than in the United States in order to gain valuable experience with deregulated markets that will enhance American's ability to make its core domestic utility operations more competitive and efficient in the future as the United States moves toward deregulation and increased competition. Applicants also describe comprehensive procedures that American has established to identify and address risks involved in EWG and FUCO investments.

American states that the use of financing proceeds and guarantees to make investments in EWGs and FUCOs to the proposed increased level will not have a substantial adverse impact on the financial integrity of the American system or an adverse impact on any Utility Subsidiary of American or its customers or on the ability of the affected state commissions to protect such customers. Applicants also state that American will not seek recovery through higher rates to its Utility Subsidiaries' customers in order to compensate American for any possible losses that it may sustain on investments in EWGs and FUCOs or for any inadequate returns on such investments.

The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request
a hearing should submit their views in writing by April   , 1997 to
the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the declarant at the address specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Office of Public Utility Regulation, pursuant to delegated authority.

                         Jonathan G. Katz
                         Secretary